January 26, 2006

Mark Webb, Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 0408

100 F Street, NE

Washington, DC 20549

RE:	AmericasBank Corp.

Registration Statement on Form SB-2

Registration No. 333-130542

Dear Mr. Webb:

Set forth below are responses to the comments noted in your letter dated January 20, 2006 regarding the registration statement on Form SB-2, including any amendments thereto, (the “Registration Statement”) (SEC File No. 333-130542) filed by our client AmericasBank Corp. (the “Registrant”) on December 21, 2005. For ease of presentation, we have included your comments along with the Registrant’s responses to each comment.

Please note that, in addition to changes made in response to your letter, additional changes have been made in response to certain State comments and to reflect an increase in the size of the offering.

Cover Page

1.	Please clarify when the offering will be over.

Response: The Registrant is selling its shares through an underwriter, as its agent, on a best efforts basis. Based upon information received from the underwriter, the Registrant expects the offering to last approximately three weeks, which covers the time from the distribution of the preliminary prospectus until the pricing of the offering with the underwriter, with closing to occur three trading days later. The Registrant expects that the distribution of the preliminary prospectus will begin following the clearance of the comments of the staff of the Securities and Exchange Commission (the “SEC”).

Mark Webb, Legal Branch Chief

January 26, 2006

Risk Factor, page 8

2.	We note in your introductory paragraph the statement that there may be other risks to investing the company apart from those discussed in this section. Please revise to delete this language. You must disclose all risks that you believe are material at this time. Discussing the possibility of risks that are currently unknown or appear immaterial is unnecessarily confusing.

Response: The portion of the introductory paragraph referenced in the comment has been deleted. See page 8.

3.	Several of your risk factors use language stating that “there can be no assurance that …” or similar language. However, the risk is not your ability to give assurance, but the underlying situation. Please revise to eliminate this and similar language.

Response: The language noted above has been eliminated in the risk factors and certain other portions of the Registration Statement. See pages 8-15, 19, and 20.

There is a limited trading market for our common stock, page 13

4.	Please revise to clarify the nature and extent of the risk that your common shares may not be listed on Nasdaq immediately after the closing of the offering. Are there specific reasons to believe that your application for listing on Nasdaq may be denied?

Response: Additional disclosure has been added in the risk factor captioned “There is a limited trading market for our common stock; it may be difficult to sell your shares after you have purchased them” and in the “Market for Common Stock” section. See pages 14 and 19.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Noninterest Expenses, page 37

5.

Please tell us in detail the type and amounts of the fixed costs included in the $830,599 of deferred loan origination costs as of September 30, 2005. Discuss how you considered the guidance provided in SFAS No. 91 paragraphs 5-7 and why you

Mark Webb, Legal Branch Chief

January 26, 2006

believe you have fully complied with the guidance and continue to believe your presentation is appropriate.

Response: Additional language regarding the type and amounts of fixed costs included in the $830,499 of deferred loan origination costs as of September 30, 2005 has been added to page 37.

The Registrant’s management respectfully believes it has fully complied with the guidance in SFAS 91 paragraphs 5-7 and believes that its presentation is appropriate. Each quarter, management evaluates the direct costs associated with originating various loan types. These costs, which represent salaries and fringe benefits of personnel involved in the loan origination process, are deferred at the time the loan settles. In addition, other direct loan origination costs, primarily for our home equity loans, are also deferred. Other lending related costs not associated with the loan origination process are charged to expense as incurred. AmericasBank Corp. has only deferred direct costs of loan originations and these costs are deferred and recognized over the life of the loans that remain in the portfolio. For loans originated for sale, the costs are deferred and recognized while the loans are held for sale. These unamortized costs are recognized as a reduction in the gain on the sale of the loan at the time the loan is sold.

Investment Securities, page 39

6.	Please revise the narrative preceding the table showing amortized costs, fair value and weighted average yield of your portfolio to include the nature of your relationship with Atlantic Central Bankers Bank, the marketability and trading environment for their stock and your methodology for determining fair value. Please review the guidance provided under ARB 43, Chapter 3 paragraph 6 and discuss why you feel your classification is appropriate.

Response: The narrative preceding the table noted above has been revised as requested. See page 39. The Registrant believes that the classification of this stock as “available of sale” is appropriate. This belief is supported by the fact that the stock may be freely sold by the Registrant to any other financial institution, and is not subject to a right of first refusal in favor of Atlantic Central Bankers Bank.

Recent Accounting Pronouncements, pages 50-51

7.	Please revise here and in your notes to the financial statements your discussion of SFAS 123R to include your plan for adoption and the anticipated impact it will have on your financial statements.

Mark Webb, Legal Branch Chief

January 26, 2006

Response: Please see our expanded disclosure on pages 50 and 51.

Management, page 62

8.	Please disclose how long Mr. Warner has served as Chairman of the company.

Response: Additional disclosure has been added as requested. See page 62.

Security Ownership of Certain Beneficial Owners, page 77

9.	Please identify the natural person who controls Acadia Master Fund I, Ltd.

Response: Additional disclosure has been added to the footnote to the footnote. The additional disclosure comes from the Schedule 13G filing made by Acadia Master Fund I, Ltd. The Schedule 13G filing does not expressly identify the natural person that “controls” Acadia. The Registrant has no further information. See page 78.

Warrants, page 90

10.	Please tell us how you accounted for the issuance of your warrants at their inception and how you determined whether they qualified for liability and/or equity classification. We note that the fractional interest in the warrants can be settled in cash. Please tell us how you considered this with respect to the guidance provided under SFAS No. 133, SFAS 150 and EITF 00-19.

Response: On January 23, 2006, the Registrant supplementally discussed the issue of potential cash payment for fractional warrants with Paula Smith of the SEC staff. The fractional warrants were created as a result of the Registrant’s reverse stock split in August 2005. There are approximately 125 holders of fractional warrants for an equivalent total of approximately 62 warrants. The Registrant has calculated its potential liability for the conversion of the fractional warrants into cash and has determined that the amount is immaterial. The Registrant used the provisions of SAB 99 in its evaluation of materiality.

Mark Webb, Legal Branch Chief

January 26, 2006

Consolidated Financial Statements

Consolidated Statements of Change in Stockholders’ Equity, page F-5

11.	Please revise the heading for the unrealized gain on investment securities available for sale for the September 30, 2005 reconciliation to reflect the $17,760 losses.

Response: The requested revision has been made. See page F-5.

12.	Please tell us how you account for the unrealized gains and losses on investment securities available for sale when the associated securities are sold and how you determined your accumulated other comprehensive income at September 30, 2005 was zero. We note that the unrealized loss on investment securities available for sale of $17,760 exactly off-set the beginning accumulated balance. Please review the guidance under SFAS 115 paragraph 21 and tell us why you feel your presentation is appropriate.

Response: As of December 31, 2004, the Registrant had $17,760 in unrealized gains on one investment security. The security was called during the first quarter of 2005 at par. As of September 30, 2005, the Registrant did not have any securities available for sale with unrealized gains or losses. Therefore, the Registrant’s accumulated comprehensive income balance decreased from $17,760 at December 31, 2004 to $0 at September 30, 2005. There was no realized gain or loss on the call of the security. The Registrant’s management believes that its presentation is appropriate under SFAS 115 for the foregoing reasons.

Notes to the Consolidated Financial Statements

Note 5. Investment Securities (Continued), page F-14

13.	Please revise your discussion to include your methodology for determining the fair value of your investment securities portfolio.

Response: The requested changes have been made. See page F-13.

14.

Please review the guidance provided under EITF 03-1 paragraph 21 and tell us how and why you believe you have fully complied with the guidance and continue to believe your presentation is appropriate. We note you do not provide detailed

Mark Webb, Legal Branch Chief

January 26, 2006

schedules providing the age of your unrealized gains and losses for the provided periods. If necessary, please revise your filing disclosures.

Response: Please note that the Registrant does not have any unrealized losses on investment securities as of December 31, 2004. Under EITF 03-1, paragraph 21, the Registrant is only required to provide the age of its unrealized losses. The Registrant’s management believes that the disclosure in the Registration Statement complies with EITF 03-1, paragraph 21.

Note 6. Loans (Continued), page F-16

15.	Please review the guidance provided under SFAS No. 114 paragraph 20 and tell us how and why you believe you have fully complied with the guidance and continue to believe your presentation is appropriate. We note you have not provided the amount of related allowance associated with your impaired and non-accrual loans. If necessary, please revise your filing disclosures.

Response: Changes to page F-16 of the Financial Statements have been made in response to the comment.

Undertakings, page II-7

16.	Please include the undertaking found in Item 512(a) of Regulation S-B.

Response: The requested change has been made.

Signature Page

17.	Note that the registration statement must be signed by the controller or chief accounting officer. Please revise accordingly.

Response: The requested change has been made.

Mark Webb, Legal Branch Chief

January 26, 2006

General

18.	Please note the updating requirements of Rule 310(g) of Regulation S-B.

Response: The Registrant understands and acknowledges the updating requirements of Rule 310(g) of Regulation S-B. The Registrant respectfully notes that it expects the Registration Statement to be declared effective by the SEC Staff before the financial statements included as part of the Registration Statement are deemed to be stale. In any event, the Registrant undertakes to comply with the requirements of Rule 310(g) of Regulation S-B.

19.	Please file updated consents for all audited financial statements included in your next filing.

Response: The updated consent is included as part of the Registration Statement. See Exhibit 23.2 attached as part of Amendment No. 1 to the Registration Statement.

We trust that the foregoing is responsive to your comments, and look forward to hearing from you or your staff concerning the amendment in the near future. Please feel free to call me at (410) 347-7353 or Kenneth B. Abel at (410) 347-7394 if we can be of any assistance.

Thank you for your time and consideration.

Very truly yours,

/s/ Sanjay M. Shirodkar

Sanjay M. Shirodkar

Enclosure

cc:	Gregory Dundas, Esq. (SEC)

Paula Smith (SEC)

Mark H. Anders (AmericasBank Corp.)

Frank C. Bonaventure, Esq. (Ober Kaler)

Kenneth B. Abel, Esq. (Ober Kaler)